SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549


                             FORM 15

  Certification and Notice of Termination of Registration under
     Section 12(g) of the Securities Exchange Act of 1934 or
Suspension of Duty to File Reports Under Sections 13 and 15(d) of
              the Securities Exchange Act of 1934.

                     Commission File Number
                          333-14495-02

     (Exact name of registrant as specified in its charter)
                 Panda Interholding Corporation

  (Address, including zip code, and telephone number, including area code,
          of registrant's principal executive offices)
               4100 Spring Valley Road, Suite 1001
                      Dallas, Texas  75244
                   Telephone:  (972) 980-7159

    (Title of each class of securities covered by this Form)
Partial Guarantee of 11 5/8% Pooled Project Bonds, Series A-1 due
                2012 of Panda Funding Corporation

 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
                              None

       Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule  12g-4(a)(1)(i)  [  ]          Rule  12h-3(b)(1)(ii) [  ]
Rule  12g-4(a)(1)(ii) [  ]          Rule  12h-3(b)(2)(i)  [  ]
Rule  12g-4(a)(2)(i)  [  ]          Rule  12h-3(b)(2)(ii) [  ]
Rule  12g-4(a)(2)(ii) [  ]          Rule  15d-6           [ x]
Rule  12h-3(b)(1)(i)  [  ]

       Approximate  number  of  holders  of  record  as  of   the
certification or notice date:      14

      Pursuant to the requirements of the Securities Exchange Act
of   1934   Panda  Interholding  Corporation  has   caused   this
certification/notice  to  be  signed  on  its   behalf   by   the
undersigned duly authorized person.

DATE: January 29, 1998        BY:  /s/ L. Stephen Rizzieri
                                   Name:  L. Stephen Rizzieri
                                   Title: Vice President, General
                                          Counsel and Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities
Exchange  Act  of  1934.   The registrant  shall  file  with  the
Commission  three  copies  of Form 15,  one  of  which  shall  be
manually  signed.   It  may  be  signed  by  an  officer  of  the
registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.